UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

< under Japanese GAAP >

for the six months ended September 30, 2024

November 14, 2024

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting,
Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179

Semi-annual securities report issuing date:	November 29, 2024	Dividend payment date:	December 5, 2024
Trading accounts:	Established

Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2024

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the six months ended
September 30, 2024	6,860,277	21.1	1,756,926	37.3	1,258,195	35.7
September 30, 2023	5,665,663	31.3	1,279,907	116.5	927,281	301.3

(*)	Comprehensive income

           September 30, 2024: 1,321,798 million yen, (14.8) % ;    September 30, 2023: 1,551,605 million yen, 415.2%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the six months ended
September 30, 2024	107.69	107.57
September 30, 2023	77.11	76.89

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
September 30, 2024	399,058,344	21,678,586	5.1
March 31, 2024	403,703,147	20,746,978	4.9

(Reference) Shareholders’ equity as of September 30, 2024: 20,469,922 million yen; March 31, 2024: 19,587,974 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

            (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2024	—	20.50	—	20.50	41.00
ending March 31, 2025	—	25.00
ending March 31, 2025 (Forecast)			—	35.00	60.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : Yes

3. Earnings Target for the Fiscal Year ending March 31, 2025 (Consolidated)

MUFG has an earning target of 1,750.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2025. (There is a change to our earnings target released on May 15, 2024.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): Yes

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2024	12,337,710,920 shares
	March 31, 2024	12,337,710,920 shares
(B) Treasury stocks:	September 30, 2024	672,444,452 shares
	March 31, 2024	611,522,914 shares
(C) Average outstanding of total stocks:	Six months ended September 30, 2024	11,683,338,019 shares
	Six months ended September 30, 2024	12,024,763,019 shares

* This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Consolidated Statements of Changes in Net Assets	6
(4) Changes in Accounting Policies	8
(5) Notes on Going-Concern Assumption	9
(6) Additional Information	9

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2024”

(*) The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference: November 14, 2024 (Thursday)

Explanation for investors and analysts: November 18, 2024 (Monday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Assets:
Cash and due from banks	109,875,097	108,002,412
Call loans and bills bought	720,879	880,404
Receivables under resale agreements	18,367,908	18,595,220
Receivables under securities borrowing transactions	5,010,399	5,532,131
Monetary claims bought	7,786,978	6,517,291
Trading assets	20,886,546	22,492,970
Money held in trust	1,270,815	1,117,384
Securities	86,878,589	81,537,226
Loans and bills discounted	116,825,660	120,588,293
Foreign exchanges	2,496,308	1,876,166
Other assets	17,912,498	16,122,842
Tangible fixed assets	1,229,007	1,228,738
Intangible fixed assets	1,671,372	1,956,766
Net defined benefit assets	1,982,502	2,030,364
Deferred tax assets	156,673	140,991
Customers’ liabilities for acceptances and guarantees	12,167,164	11,874,113
Allowance for credit losses	(1,535,253)	(1,434,973)

Total assets	403,703,147	399,058,344

Liabilities:
Deposits	224,035,035	222,446,306
Negotiable certificates of deposit	16,555,451	17,398,159
Call money and bills sold	5,125,583	5,065,427
Payables under repurchase agreements	35,482,072	37,485,066
Payables under securities lending transactions	1,047,194	627,742
Commercial papers	3,105,779	3,328,924
Trading liabilities	16,729,760	15,875,166
Borrowed money	25,955,961	24,581,231
Foreign exchanges	3,465,919	3,670,774
Short-term bonds payable	1,211,769	1,381,421
Bonds payable	16,303,298	14,420,202
Due to trust accounts	7,387,495	5,276,301
Other liabilities	13,312,715	13,019,617
Reserve for bonuses	243,372	158,978
Reserve for bonuses to directors	2,629	2,098
Reserve for stocks payment	13,331	8,373
Net defined benefit liabilities	102,155	107,873
Reserve for retirement benefits to directors	822	761
Reserve for loyalty award credits	17,809	8,306
Reserve for contingent losses	133,860	121,350
Reserves under special laws	5,058	5,345
Deferred tax liabilities	465,295	431,981
Deferred tax liabilities for land revaluation	86,631	84,233
Acceptances and guarantees	12,167,164	11,874,113

Total liabilities	382,956,169	377,379,757

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	83,623	76,805
Retained earnings	13,791,608	14,820,920
Treasury stock	(613,823)	(722,917)

Total shareholders’ equity	15,402,921	16,316,321

Net unrealized gains (losses) on available-for-sale securities	1,534,094	1,355,221
Net deferred gains (losses) on hedging instruments	(687,476)	(844,830)
Land revaluation excess	133,967	128,032
Foreign currency translation adjustments	2,762,818	3,087,741
Remeasurements of defined benefit plans	507,085	483,599
Debt value adjustments of foreign subsidiaries and affiliates	(65,435)	(57,781)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	1,616

Total accumulated other comprehensive income	4,185,052	4,153,600

Subscription rights to shares	0	6
Non-controlling interests	1,159,003	1,208,657

Total net assets	20,746,978	21,678,586

Total liabilities and net assets	403,703,147	399,058,344

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Ordinary income	5,665,663	6,860,277
Interest income	3,532,387	4,357,421
Interest on loans and bills discounted	1,899,955	2,158,474
Interest and dividends on securities	684,598	819,014
Trust fees	67,414	70,771
Fees and commissions	961,227	1,117,642
Trading income	186,222	227,068
Other operating income	374,268	287,483
Other ordinary income	544,143	799,889
Ordinary expenses	4,385,755	5,103,351
Interest expenses	2,302,876	2,848,886
Interest on deposits	900,318	1,091,459
Fees and commissions	179,900	209,638
Other operating expenses	151,498	90,050
General and administrative expenses	1,425,035	1,576,576
Other ordinary expenses	326,444	378,200

Ordinary profits	1,279,907	1,756,926

Extraordinary gains	9,725	9,549
Gains on disposition of fixed assets	9,725	9,549
Extraordinary losses	52,539	24,625
Losses on disposition of fixed assets	6,343	4,447
Losses on impairment of fixed assets	23,778	16,868
Provision for reserve for contingent liabilities from financial instruments transactions	359	286
Losses on sales of shares of subsidiaries	—	3,023
Losses on change in equity	22,058	—

Profits before income taxes	1,237,093	1,741,849

Income taxes-current	197,629	259,670
Income taxes-deferred	77,293	169,539

Total taxes	274,923	429,210

Profits	962,170	1,312,639

Profits attributable to non-controlling interests	34,888	54,444

Profits attributable to owners of parent	927,281	1,258,195

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Profits	962,170	1,312,639
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(152,983)	(210,521)
Net deferred gains (losses) on hedging instruments	(232,733)	(151,311)
Foreign currency translation adjustments	637,119	529,149
Remeasurements of defined benefit plans	(15,179)	(23,603)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	2,103
Share of other comprehensive income of associates accounted for using equity method	353,212	(136,657)

Total other comprehensive income	589,435	9,158

Comprehensive income	1,551,605	1,321,798

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,482,366	1,234,573
Comprehensive income attributable to non-controlling interests	69,238	87,224

5

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2023

(in millions of yen)

	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)
Changes during the period
Cash dividends			(192,859)		(192,859)
Profits attributable to owners of parent			927,281		927,281
Repurchase of treasury stock				(16)	(16)
Disposal of treasury stock		0		1,663	1,663
Reversal of land revaluation excess			1,422		1,422
Changes in subsidiaries’ equity		(1,239)			(1,239)
Net changes of items other than shareholders’ equity						(163,669)	(231,418)
Total changes during the period	—	(1,239)	735,843	1,647	736,251	(163,669)	(231,418)

Balance at the end of the period	2,141,513	348,421	13,475,072	(479,444)	15,485,562	637,286	(618,497)

	Accumulated other comprehensive income					Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	135,526	1,792,840	140,485	(747)	2,481,980	1,041,565	18,272,857
Changes during the period
Cash dividends							(192,859)
Profits attributable to owners of parent							927,281
Repurchase of treasury stock							(16)
Disposal of treasury stock							1,663
Reversal of land revaluation excess							1,422
Changes in subsidiaries’ equity							(1,239)
Net changes of items other than shareholders’ equity	(1,422)	998,321	(14,967)	(33,181)	553,663	53,243	606,907
Total changes during the period	(1,422)	998,321	(14,967)	(33,181)	553,663	53,243	1,343,158

Balance at the end of the period	134,104	2,791,161	125,517	(33,928)	3,035,644	1,094,809	19,616,016

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2024

(in millions of yen)

	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	83,623	13,791,608	(613,823)	15,402,921	1,534,094	(687,476)
Cumulative effects of changes in accounting policies			6,119		6,119		(1,896)
Restated balance	2,141,513	83,623	13,797,728	(613,823)	15,409,041	1,534,094	(689,373)
Changes during the period
Cash dividends			(240,937)		(240,937)
Profits attributable to owners of parent			1,258,195		1,258,195
Repurchase of treasury stock				(118,406)	(118,406)
Disposal of treasury stock		0		9,312	9,312
Reversal of land revaluation excess			5,934		5,934
Changes in subsidiaries’ equity		(6,818)			(6,818)
Net changes of items other than shareholders’ equity						(178,873)	(155,456)
Total changes during the period	—	(6,818)	1,023,192	(109,093)	907,280	(178,873)	(155,456)

Balance at the end of the period	2,141,513	76,805	14,820,920	(722,917)	16,316,321	1,355,221	(844,830)

	Accumulated other comprehensive income						Subscription rights to shares	Non- controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	133,967	2,762,818	507,085	(65,435)	—	4,185,052	0	1,159,003	20,746,978
Cumulative effects of changes in accounting policies						(1,896)			4,223
Restated balance	133,967	2,762,818	507,085	(65,435)	—	4,183,156	0	1,159,003	20,751,202
Changes during the period
Cash dividends									(240,937)
Profits attributable to owners of parent									1,258,195
Repurchase of treasury stock									(118,406)
Disposal of treasury stock									9,312
Reversal of land revaluation excess									5,934
Changes in subsidiaries’ equity									(6,818)
Net changes of items other than shareholders’ equity	(5,934)	324,923	(23,485)	7,653	1,616	(29,556)	5	49,654	20,103
Total changes during the period	(5,934)	324,923	(23,485)	7,653	1,616	(29,556)	5	49,654	927,384

Balance at the end of the period	128,032	3,087,741	483,599	(57,781)	1,616	4,153,600	6	1,208,657	21,678,586

7

Mitsubishi UFJ Financial Group, Inc.

(4) Changes in Accounting Policies

(Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 27, “Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.” (ASBJ, October 28, 2022), etc., have been applied from the beginning of the six months ended September 30, 2024.

The cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the six months ended September 30, 2024 was recognized as an adjustment to retained earnings as of the beginning of the six months ended September 30, 2024.

As a result, at the beginning of the six months ended September 30, 2024, retained earnings increased by ¥6,119 million, and deferred hedge decreased by ¥1,896 million, deferred tax liabilities decreased by ¥4,223 million.

(Adoption of IFRS accounting standards by a foreign subsidiary)

The consolidated financial statements of Bank of Ayudhya Public Company Limited (“Krungsri”), which are used in MUFG’s consolidated accounting process, had been previously prepared in accordance with U.S. GAAP, but from the beginning of the six months ended September 30, 2024, have been prepared in accordance with IFRS.

This change has been made pursuant to MUFG’s decision to consolidate Krungsri based on a provisional closing of its accounts through the system put in place to prepare Krungsri’s consolidated financial statements in accordance with IFRS from the perspective of providing MUFG’s consolidated financial statements in a more timely manner as described in “Provisional closing of accounts of a significant subsidiary” under “(6) Additional Information” below. The change is part of the MUFG Group’s ongoing review of infrastructure and system development in considering adoption of IFRS.

The impact of the change on MUFG’s consolidated financial statements and per share information for the previous fiscal year is immaterial.

8

Mitsubishi UFJ Financial Group, Inc.

(5) Notes on Going-Concern Assumption

None.

(6) Additional Information

(Provisional closing of accounts of a significant subsidiary)

Krungsri, a significant subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, had been consolidated based on its consolidated financial statements as of the end of each immediately preceding quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of MUFG’s quarterly reporting period, effective from the six months ended September 30, 2024.

Accordingly, for the six months ended September 30, 2024, Krungsri’s financial results for the nine-month period from January 1, 2024 to September 30, 2024 have been consolidated based on a provisional closing of accounts of Krungsri, and the impact of implementation of such provisional closing of accounts has been reflected through MUFG’s consolidated statement of income.

Concerning Krungsri’s financial results for the period from January 1, 2024 to March 31, 2024, ordinary income was ¥227,052 million, ordinary profits were ¥37,660 million, and profits before income taxes were ¥37,457 million.

9

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2024

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated]*1[BK and TB Combined]*2*3*4 [BK Consolidated][BK Non-consolidated] [TB Consolidated][TB Non-consolidated]	1

2. Average Interest Rate Spread	[BK Non-consolidated][TB Non-consolidated] [BK and TB Combined]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[MUFG Consolidated][BK Consolidated][TB Consolidated]	8

4. Securities	[MUFG Consolidated] [BK Non-consolidated] [TB Non-consolidated]	9

5. ROE	[MUFG Consolidated]	12

6. Risk-Adjusted Capital Ratio	[MUFG Consolidated][BK Consolidated][TB Consolidated] [BK Non-consolidated][TB Non-consolidated]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[MUFG Consolidated][BK and TB Combined including Trust Account] [BK Non-consolidated][TB Non-consolidated] [TB Non-consolidated : Trust Account]	14

8. Progress in Disposition of Problem Assets	[BK Non-consolidated] [TB Non-consolidated including Trust Account]	20

9. Loans Classified by Type of Industry	[BK and TB Combined including Trust Accounts] [BK Non-consolidated][TB Non-consolidated] [TB Non-consolidated : Trust Accounts]	22

10. Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[BK Non-consolidated] [TB Non-consolidated including Trust Account]	26

11. Overseas Loans	[BK Consolidated excl. KS, BDI]*5*6	27

12. Loans and Deposits	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	28

13. Domestic Deposits	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	29

14. Status of Deferred Tax Assets	[BK Non-consolidated][TB Non-consolidated]	30

(Reference) 1. Financial Statements	[BK Non-consolidated][TB Non-consolidated]	32

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“KS” means Bank of Ayudhya Public Company Limited.
(*6)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2024 (A)	September 30, 2023 (B)
Gross profits	2,911,854	2,487,420	424,433
Gross profits before credit costs for trust accounts	2,911,851	2,487,419	424,431
Net interest income	1,508,577	1,229,687	278,890
Trust fees	70,771	67,414	3,357
Credit costs for trust accounts (1)	2	0	2
Net fees and commissions	908,004	781,327	126,676
Net trading profits	227,068	186,222	40,846
Net other operating profits	197,432	222,769	(25,336)
Net gains (losses) on debt securities	2,386	(49,802)	52,189
General and administrative expenses	1,606,497	1,401,632	204,864
Amortization of goodwill	18,388	9,542	8,846
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,323,742	1,095,329	228,412
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,305,354	1,085,787	219,566
Provision for general allowance for credit losses (2)	73,833	(121,516)	195,350
Net operating profits*	1,379,190	964,271	414,919
Net non-recurring gains (losses)	377,735	315,636	62,099
Credit costs (3)	(318,318)	(109,791)	(208,526)
Losses on loan write-offs	(137,920)	(75,970)	(61,949)
Provision for specific allowance for credit losses	(186,816)	(33,832)	(152,984)
Other credit costs	6,418	10	6,407
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	688	—	688
Gains on loans written-off (6)	58,022	50,080	7,941
Net gains (losses) on equity securities	363,984	130,377	233,607
Gains on sales of equity securities	400,208	143,104	257,104
Losses on sales of equity securities	(20,477)	(8,458)	(12,019)
Losses on write-down of equity securities	(15,745)	(4,268)	(11,477)
Equity in earnings of equity method investees	257,138	305,305	(48,167)
Other non-recurring gains (losses)	16,219	(60,335)	76,555

Ordinary profits	1,756,926	1,279,907	477,018

Net extraordinary gains (losses)	(15,076)	(42,813)	27,737
Net gains (losses) on disposition of fixed assets	5,102	3,382	1,719
Losses on impairment of fixed assets	(16,868)	(23,778)	6,909
Losses on sales of shares of subsidiaries	(3,023)	—	(3,023)
Losses on change in equity	—	(22,058)	22,058
Profits before income taxes	1,741,849	1,237,093	504,756
Income taxes-current	259,670	197,629	62,040
Income taxes-deferred	169,539	77,293	92,246
Total taxes	429,210	274,923	154,286
Profits	1,312,639	962,170	350,469
Profits attributable to non-controlling interests	54,444	34,888	19,556

Profits attributable to owners of parent	1,258,195	927,281	330,913

Note:

*   Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(185,771)	(181,227)	(4,543)
Number of consolidated subsidiaries	340	252	88
Number of affiliated companies accounted for under the equity method	56	46	10

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2024 (A)	September 30, 2023 (B)
Gross profits	1,563,040	1,509,794	53,245
Gross profits before credit costs for trust accounts	1,563,037	1,509,794	53,243
Domestic gross profits	752,364	706,634	45,730
Net interest income	483,409	433,339	50,069
Trust fees	61,807	58,464	3,343
Credit costs for trust accounts (1)	2	0	2
Net fees and commissions	186,900	158,850	28,049
Net trading profits	3,297	(22,760)	26,057
Net other operating profits	16,949	78,740	(61,790)
Net gains (losses) on debt securities	(1,684)	(16,713)	15,029
Non-domestic gross profits	810,675	803,160	7,515
Net interest income	421,752	453,182	(31,430)
Net fees and commissions	185,630	191,481	(5,851)
Net trading profits	29,334	42,594	(13,259)
Net other operating profits	173,958	115,901	58,056
Net gains (losses) on debt securities	6,539	(32,939)	39,478
General and administrative expenses	757,174	747,217	9,956
Personnel expenses	323,196	310,508	12,687
Non-personnel expenses	393,404	401,264	(7,859)
Taxes	40,572	35,443	5,128
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	805,863	762,577	43,286
Provision for general allowance for credit losses (2)	(39)	(103,961)	103,921
Net operating profits	805,826	658,616	147,209
Net non-recurring gains (losses)	385,879	137,043	248,836
Credit costs (3)	(6,536)	26,455	(32,991)
Reversal of allowance for credit losses (4)	18,486	—	18,486
Reversal of reserve for contingent losses included in credit costs (5)	1,104	—	1,104
Gains on loans written-off (6)	7,083	12,780	(5,696)
Net gains (losses) on equity securities	351,128	125,514	225,613
Gains on sales of equity securities	386,979	138,804	248,174
Losses on sales of equity securities	(18,703)	(10,119)	(8,583)
Losses on write-down of equity securities	(17,147)	(3,170)	(13,976)
Other non-recurring gains (losses)	14,613	(27,706)	42,320

Ordinary profits	1,191,705	795,659	396,046

Net extraordinary gains (losses)	(11,065)	(3,123)	(7,941)
Net gains (losses) on disposition of fixed assets	5,194	2,225	2,969
Losses on impairment of fixed assets	(14,599)	(14,634)	34
Gains on extinguishment of tie-in shares	219	4,319	(4,100)
Losses on sales of shares of subsidiaries	(1,879)	—	(1,879)
Gains on sales of shares of subsidiaries	—	4,863	(4,863)
Income before income taxes	1,180,640	792,535	388,104
Income taxes-current	191,606	140,866	50,740
Income taxes-deferred	108,829	15,176	93,652
Total taxes	300,436	156,043	144,393

Net income	880,204	636,492	243,711

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	20,100	(64,724)	84,825
Credit costs for trust accounts	2	0	2
Provision for general allowance for credit losses	63,469	(103,961)	167,430
Provision for special allowance for credit losses	(52,249)	40,272	(92,521)
Allowance for credit to specific foreign borrowers	7,135	1,143	5,991
Losses on loans write-offs	(5,450)	(12,711)	7,260
Provision for contingent losses included in credit costs	1,104	(2,718)	3,822
Gains on loans written-off	7,083	12,780	(5,696)
Losses on sales of other loans, etc.	(994)	469	(1,463)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	801,008	812,230	(11,221)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	698,110	719,834	(21,723)

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2024 (A)	September 30, 2023 (B)
Gross profits	2,161,755	1,802,037	359,718
Net interest income	1,345,408	1,065,638	279,770
Net fees and commissions	494,510	433,771	60,739
Net trading profits	50,875	113,984	(63,108)
Net other operating profits	270,961	188,644	82,317
Net gains (losses) on debt securities	(5,454)	(31,124)	25,669
General and administrative expenses	1,083,435	913,370	170,064
Amortization of goodwill	8,375	2,917	5,457
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,086,696	891,584	195,111
Net operating profits before provision for general allowance for credit losses	1,078,320	888,667	189,653
Provision for general allowance for credit losses (1)	77,142	(118,145)	195,288
Net operating profits*	1,155,463	770,521	384,942
Net non-recurring gains (losses)	84,334	71,070	13,264
Credit costs (2)	(253,532)	(54,663)	(198,868)
Losses on loan write-offs	(86,201)	(33,726)	(52,474)
Provision for specific allowance for credit losses	(173,748)	(20,947)	(152,800)
Other credit costs	6,416	10	6,406
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	354	—	354
Gains on loans written-off (5)	44,119	36,848	7,271
Net gains (losses) on equity securities	249,263	104,305	144,957
Gains on sales of equity securities	283,500	116,523	166,977
Losses on sales of equity securities	(18,199)	(9,413)	(8,785)
Losses on write-down of equity securities	(16,037)	(2,803)	(13,234)
Equity in earnings of equity method investees	26,261	22,320	3,941
Other non-recurring gains (losses)	17,866	(37,741)	55,607

Ordinary profits	1,239,798	841,591	398,206

Net extraordinary gains (losses)	3,048	(20,107)	23,155
Net gains (losses) on disposition of fixed assets	5,010	2,040	2,970
Losses on impairment of fixed assets	(1,962)	(22,147)	20,184
Profits before income taxes	1,242,846	821,484	421,361
Income taxes-current	199,625	157,114	42,510
Income taxes-deferred	128,637	47,803	80,834
Total taxes	328,262	204,917	123,344
Profits	914,583	616,567	298,016
Profits attributable to non-controlling interests	26,275	13,026	13,248

Profits attributable to owners of parent	888,308	603,540	284,767

Note:

*   Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(131,915)	(135,960)	4,045
Number of consolidated subsidiaries	113	113	—
Number of affiliated companies accounted for under the equity method	48	41	7

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2024 (A)	September 30, 2023 (B)
Gross profits	1,340,843	1,341,105	(262)
Domestic gross profits	562,881	551,583	11,297
Net interest income	409,186	406,622	2,564
Net fees and commissions	133,373	116,057	17,316
Net trading profits	3,006	1,526	1,480
Net other operating profits	17,314	27,377	(10,063)
Net gains (losses) on debt securities	(2,120)	(15,637)	13,516
Non-domestic gross profits	777,961	789,522	(11,560)
Net interest income	398,121	404,853	(6,732)
Net fees and commissions	185,819	191,033	(5,213)
Net trading profits	29,189	65,037	(35,848)
Net other operating profits	164,831	128,597	36,233
Net gains (losses) on debt securities	(1,376)	(15,345)	13,968
General and administrative expenses	654,949	641,831	13,117
Personnel expenses	290,379	275,638	14,741
Non-personnel expenses	328,609	335,372	(6,763)
Amortization of goodwill	1,749	1,906	(157)
Taxes	35,960	30,821	5,138
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	687,643	701,180	(13,537)
Net operating profits before provision for general allowance for credit losses	685,893	699,273	(13,380)
Provision for general allowance for credit losses (1)	—	(103,849)	103,849
Net operating profits	685,893	595,423	90,469
Net non-recurring gains (losses)	273,900	130,114	143,786
Credit costs (2)	(6,446)	26,582	(33,028)
Reversal of allowance for credit losses (3)	18,486	—	18,486
Reversal of reserve for contingent losses included in credit costs (4)	770	—	770
Gains on loans written-off (5)	7,080	12,780	(5,699)
Net gains (losses) on equity securities	248,770	103,406	145,363
Gains on sales of equity securities	280,187	114,001	166,186
Losses on sales of equity securities	(16,420)	(9,238)	(7,181)
Losses on write-down of equity securities	(14,997)	(1,355)	(13,641)
Other non-recurring gains (losses)	5,240	(12,655)	17,895

Ordinary profits	959,794	725,537	234,256

Net extraordinary gains (losses)	4,202	(1,776)	5,978
Net gains (losses) on disposition of fixed assets	5,059	2,079	2,979
Losses on impairment of fixed assets	(1,075)	(13,039)	11,963
Gains on extinguishment of tie-in shares	219	4,319	(4,100)
Gains on sales of shares of subsidiaries	—	4,863	(4,863)
Income before income taxes	963,997	723,761	240,235
Income taxes-current	155,314	121,227	34,086
Income taxes-deferred	93,929	17,431	76,497
Total taxes	249,243	138,658	110,584

Net income	714,753	585,102	129,650

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	19,890	(64,487)	84,377
Provision for general allowance for credit losses	63,509	(103,849)	167,359
Provision for special allowance for credit losses	(52,158)	40,272	(92,430)
Allowance for credit to specific foreign borrowers	7,135	1,143	5,991
Losses on loans write-off	(5,450)	(12,710)	7,259
Provision for contingent losses included in credit costs	770	(2,592)	3,362
Gains on loans written-off	7,080	12,780	(5,699)
Losses on sales of other loans, etc.	(995)	469	(1,464)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	689,391	730,256	(40,865)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	604,765	689,204	(84,438)

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2024 (A)	September 30, 2023 (B)
Gross profits	320,526	310,460	10,066
Gross profits before credit costs for trust accounts	320,524	310,460	10,064
Trust fees	70,942	67,604	3,337
Trust fees before credit costs for trust accounts	70,939	67,603	3,335
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	4,857	7,902	(3,044)
Other trust fees	66,081	59,700	6,380
Credit costs for trust accounts (1)	2	0	2
Net interest income	60,491	74,052	(13,560)
Net fees and commissions	172,158	165,428	6,729
Net trading profits	1,859	(45,285)	47,144
Net other operating profits	15,075	48,660	(33,584)
Net gains (losses) on debt securities	8,351	(18,698)	27,050
General and administrative expenses	233,396	221,961	11,435
Amortization of goodwill	9,925	6,623	3,302
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	97,053	95,122	1,931
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	87,127	88,498	(1,371)
Provision for general allowance for credit losses (2)	55	(138)	194
Net operating profits*	87,186	88,360	(1,174)
Net non-recurring gains (losses)	110,369	6,182	104,186
Credit costs (3)	(70)	8	(78)
Losses on loan write-offs	(1)	(1)	0
Provision for specific allowance for credit losses	(70)	10	(80)
Other credit costs	1	—	1
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	333	—	333
Gains on loans written-off (6)	76	2	73
Net gains (losses) on equity securities	102,350	22,362	79,987
Gains on sales of equity securities	106,843	24,803	82,040
Losses on sales of equity securities	(2,282)	(880)	(1,402)
Losses on write-down of equity securities	(2,210)	(1,559)	(650)
Equity in earnings of equity method investees	843	1,788	(944)
Other non-recurring gains (losses)	6,836	(17,979)	24,815

Ordinary profits	197,556	94,543	103,012

Net extraordinary gains (losses)	(15,818)	(194)	(15,623)
Net gains (losses) on disposition of fixed assets	732	1,436	(704)
Losses on impairment of fixed assets	(13,527)	(1,631)	(11,896)
Losses on sales of shares of subsidiaries	(3,023)	—	(3,023)
Profits before income taxes	181,737	94,348	87,388
Income taxes-current	42,963	29,339	13,624
Income taxes-deferred	15,694	(1,758)	17,452
Total taxes	58,658	27,581	31,076
Profits	123,079	66,767	56,311
Profits attributable to non-controlling interests	134	194	(59)

Profits attributable to owners of parent	122,945	66,573	56,371

Note:

*   Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	398	(127)	525

Number of consolidated subsidiaries	195	107	88
Number of affiliated companies accounted for under the equity method	6	4	2

TB Consolidated (combined operating results of TB and transferred entities to MUAH in the United States)

TB transferred the interests in its subsidiaries in the United States to MUAH in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	89,356	89,893	(537)
Profits attributable to owners of parent	124,592	67,574	57,018
Number of the entities transferred to MUAH	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2024 (A)	September 30, 2023 (B)
Gross profits	222,197	168,688	53,508
Gross profits before credit costs for trust accounts	222,194	168,688	53,505
Domestic gross profits	189,483	155,050	34,432
Trust fees	61,807	58,464	3,343
Trust fees before credit costs for trust accounts	61,804	58,463	3,341
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	4,857	7,902	(3,044)
Other trust fees	56,946	50,560	6,386
Credit costs for trust accounts (1)	2	0	2
Net interest income	74,222	26,716	47,505
Net fees and commissions	53,526	42,793	10,732
Net trading profits	290	(24,286)	24,577
Net other operating profits	(364)	51,363	(51,727)
Net gains (losses) on debt securities	436	(1,076)	1,512
Non-domestic gross profits	32,714	13,638	19,075
Net interest income	23,630	48,329	(24,698)
Net fees and commissions	(189)	448	(637)
Net trading profits	145	(22,443)	22,588
Net other operating profits	9,127	(12,695)	21,823
Net gains (losses) on debt securities	7,915	(17,594)	25,510
General and administrative expenses	102,224	105,385	(3,160)
Personnel expenses	32,817	34,870	(2,053)
Non-personnel expenses	64,795	65,891	(1,096)
Taxes	4,611	4,622	(10)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	119,969	63,303	56,666
Provision for general allowance for credit losses (2)	(39)	(111)	71
Net operating profits	119,932	63,192	56,739
Net non-recurring gains (losses)	111,978	6,929	105,049
Credit costs (3)	(89)	(127)	37
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	333	—	333
Gains on loans written-off (6)	2	0	2
Net gains (losses) on equity securities	102,357	22,107	80,250
Gains on sales of equity securities	106,791	24,803	81,987
Losses on sales of equity securities	(2,282)	(880)	(1,402)
Losses on write-down of equity securities	(2,150)	(1,815)	(335)
Other non-recurring gains (losses)	9,373	(15,051)	24,425

Ordinary profits	231,911	70,121	161,789

Net extraordinary gains (losses)	(15,267)	(1,347)	(13,919)
Net gains (losses) on disposition of fixed assets	135	145	(10)
Losses on impairment of fixed assets	(13,523)	(1,595)	(11,928)
Losses on sales of shares of subsidiaries	(1,879)	—	(1,879)
Income before income taxes	216,643	68,773	147,869
Income taxes-current	36,292	19,639	16,653
Income taxes-deferred	14,899	(2,255)	17,155
Total taxes	51,192	17,384	33,808

Net income	165,450	51,389	114,061

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	209	(237)	447
Credit costs for trust accounts	2	0	2
Provision for general allowance for credit losses	(39)	(111)	71
Provision for special allowance for credit losses	(91)	0	(91)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	(1)	1
Provision for contingent losses included in credit costs	333	(125)	459
Gains on loans written-off	2	0	2
Losses on sales of other loans, etc.	1	—	1
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	111,617	81,973	29,643
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	93,345	30,630	62,714

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2024 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2023 (B)
Total average interest rate on interest-earning assets (a)	0.47	(0.12)	0.59
Average interest rate on loans and bills discounted (b)	0.82	0.03	0.78
Average interest rate on securities	0.62	(0.14)	0.76
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.34	0.03	0.30
Average interest rate on deposits and NCD (d)	0.02	0.02	0.00
Average interest rate on other liabilities	0.21	0.05	0.16
Overall interest rate spread (a)-(c)	0.13	(0.15)	0.29
Interest rate spread (b)-(d)	0.79	0.01	0.78

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.88	0.08	0.80
Interest rate spread (e)-(d)	0.86	0.06	0.80

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2024 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2023 (B)
Total average interest rate on interest-earning assets (a)	1.05	0.34	0.71
Average interest rate on loans and bills discounted (b)	0.68	0.12	0.55
Average interest rate on securities	5.26	2.63	2.63
Total average interest rate on interest-bearing liabilities (c)	0.26	0.04	0.21
Average interest rate on deposits and NCD (d)	0.07	0.05	0.01
Overall interest rate spread (a)-(c)	0.79	0.29	0.49
Interest rate spread (b)-(d)	0.61	0.07	0.53

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.74	0.02	0.71
Interest rate spread (e)-(d)	0.66	(0.03)	0.69

(Reference)

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2024 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2023 (B)
Average interest rate on loans and bills discounted (a)	0.81	0.04	0.77
Average interest rate on deposits and NCD (b)	0.03	0.02	0.00
Interest rate spread (a)-(b)	0.78	0.01	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.88	0.08	0.80
Interest rate spread (c)-(b)	0.85	0.05	0.79

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2024
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	6,033.9	28,879.8	7,979.2	42,893.0
Receive-floater/pay-fix	560.5	7,657.5	5,551.3	13,769.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—
Total	6,594.5	36,537.3	13,530.6	56,662.5

BK Consolidated

	(in billions of yen)
	As of September 30, 2024
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	5,734.8	27,927.8	7,809.6	41,472.4
Receive-floater/pay-fix	381.2	6,144.5	4,154.6	10,680.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—
Total	6,116.0	34,072.3	11,964.3	52,152.8

TB Consolidated

	(in billions of yen)
	As of September 30, 2024
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	173.5	867.8	134.1	1,175.4
Receive-floater/pay-fix	177.2	1,434.9	1,353.4	2,965.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—
Total	350.7	2,302.7	1,487.5	4,141.1

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	22,739,447	(190,815)	50,168	240,983	24,843,961	(286,447)	13,719	300,167
Domestic bonds	16,250,305	(142,605)	15,790	158,395	17,310,411	(107,223)	6,886	114,109
Government bonds	13,122,976	(115,428)	13,961	129,389	14,643,055	(90,759)	4,592	95,351
Municipal bonds	2,216,346	(22,999)	987	23,987	1,999,181	(14,279)	2,047	16,327
Corporate bonds	910,983	(4,176)	841	5,018	668,174	(2,184)	245	2,430
Other	6,489,141	(48,210)	34,378	82,588	7,533,549	(179,224)	6,832	186,057
Foreign bonds	4,670,795	(52,366)	29,014	81,380	4,952,083	(176,384)	3,151	179,536
Other	1,818,346	4,156	5,363	1,207	2,581,465	(2,839)	3,681	6,520

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	57,563,759	2,190,299	3,321,073	1,130,773	61,736,341	2,725,841	4,178,443	1,452,602
Domestic equity securities	4,074,625	2,891,882	2,902,998	11,115	5,101,691	3,758,884	3,765,175	6,291
Domestic bonds	20,274,962	(134,899)	12,592	147,491	25,074,644	(129,949)	9,488	139,438
Government bonds	17,249,035	(62,580)	10,217	72,797	21,365,241	(70,791)	3,631	74,423
Municipal bonds	860,618	(11,177)	11	11,188	1,045,990	(9,573)	226	9,799
Corporate bonds	2,165,307	(61,142)	2,363	63,505	2,663,412	(49,584)	5,630	55,215
Other	33,214,172	(566,683)	405,482	972,166	31,560,005	(903,093)	403,779	1,306,872
Foreign equity securities	608,845	32,479	57,359	24,879	709,565	12,752	47,829	35,076
Foreign bonds	23,379,293	(565,530)	171,335	736,866	20,990,483	(997,307)	69,045	1,066,353
Other	9,226,033	(33,632)	176,788	210,420	9,859,956	81,461	286,904	205,442

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	20,739,599	(182,768)	44,825	227,594	22,209,137	(260,977)	10,038	271,015
Stocks of subsidiaries and affiliates	700,929	606,323	611,860	5,536	685,292	563,814	572,794	8,979

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	41,758,886	1,924,344	2,613,375	689,030	45,454,390	2,491,997	3,340,687	848,693
Domestic equity securities	3,471,718	2,417,889	2,426,851	8,961	4,310,320	3,134,194	3,138,838	4,643
Domestic bonds	17,918,364	(80,355)	6,262	86,618	23,310,014	(71,482)	7,994	79,477
Other	20,368,802	(413,189)	180,261	593,450	17,834,055	(570,714)	193,854	764,571
Foreign equity securities	557,385	12,597	36,058	23,460	669,182	1,235	36,309	35,076
Foreign bonds	13,289,549	(363,862)	90,600	454,463	10,234,364	(554,058)	43,155	597,214
Other	6,521,867	(61,923)	53,601	115,525	6,930,507	(17,891)	114,390	132,281

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	17,487,835	9,171,681	5,879,328	1,629,824	23,194,822	10,452,409	5,689,499	1,283,696
Government bonds	16,862,061	6,685,631	4,206,356	659,461	22,382,849	8,019,918	4,045,541	207,081
Municipal bonds	321,167	1,253,933	1,309,590	—	342,305	1,218,778	1,291,205	—
Corporate bonds	304,605	1,232,116	363,380	970,363	469,666	1,213,712	352,752	1,076,614
Other	3,678,702	5,703,226	1,425,014	11,319,867	3,543,953	6,204,463	2,326,644	8,099,827
Foreign equity securities	4,483	19,320	—	—	12,113	20,079	—	—
Foreign bonds	3,094,427	3,456,286	925,953	10,098,112	2,695,045	3,350,904	1,869,018	6,839,540
Other	579,791	2,227,619	499,061	1,221,754	836,793	2,833,480	457,625	1,260,286
Total	21,166,537	14,874,908	7,304,343	12,949,691	26,738,775	16,656,873	8,016,143	9,383,523

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)			Amount on balance sheet	Unrealized gains (losses)
			Gains	Losses			Gains	Losses
Debt securities being held to maturity	1,999,847	(8,046)	5,342	13,389	2,634,823	(25,470)	3,681	29,151
Stocks of subsidiaries and affiliates	19,189	(1,437)	—	1,437	15,136	(1,477)	—	1,477

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)			Amount on balance sheet	Unrealized gains (losses)
			Gains	Losses			Gains	Losses
Available-for-sale securities	11,794,522	303,777	657,881	354,103	12,453,511	348,078	806,876	458,797
Domestic equity securities	664,289	470,593	472,462	1,868	858,572	619,081	619,850	769
Domestic bonds	2,318,577	(54,666)	6,328	60,995	1,746,579	(58,581)	1,493	60,074
Other	8,811,656	(112,149)	179,089	291,239	9,848,360	(212,421)	185,532	397,953
Foreign equity securities	128	79	79	—	126	77	77	—
Foreign bonds	6,860,415	(133,933)	62,985	196,918	7,819,817	(306,146)	20,037	326,183
Other	1,951,112	21,703	116,024	94,320	2,028,416	93,647	165,417	71,769

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2024				As of March 31, 2024
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	28,472	1,013,757	837,162	439,184	26,386	873,712	329,088	517,391
Government bonds	—	847,513	744,559	328,406	—	699,455	233,937	401,473
Municipal bonds	3,205	102,482	86,583	—	1,505	98,405	92,972	—
Corporate bonds	25,266	63,761	6,018	110,778	24,880	75,851	2,179	115,917
Other	238,608	2,771,421	3,176,770	2,978,741	248,926	3,702,030	2,851,138	4,019,724
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	197,635	2,605,988	3,118,757	2,937,882	242,784	3,445,064	2,767,252	3,999,539
Other	40,973	165,432	58,013	40,859	6,142	256,966	83,886	20,184
Total	267,081	3,785,179	4,013,932	3,417,926	275,312	4,575,742	3,180,227	4,537,116

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2024 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2023 (B)
ROE (MUFG basis) *1	13.39	2.74	10.65
ROE (JPX basis)*2	12.56	2.19	10.37

Note:

*1 ROE (MUFG basis) is computed as follows:

Profits attributable to owners of parent × 2	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period)

+ (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

*2 Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
(1) Total capital ratio (4)/(7)	18.94%	1.11%	17.82%
(2) Tier 1 capital ratio (5)/(7)	16.74%	1.01%	15.72%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.35%	0.81%	13.53%
(4) Total capital	20,643.5	825.7	19,817.8
(5) Tier 1 capital	18,240.7	761.0	17,479.7
(6) Common Equity Tier 1 capital	15,635.9	594.6	15,041.3
(7) Risk weighted assets	108,956.8	(2,203.3)	111,160.1
(8) Required Capital (7)×8%	8,716.5	(176.2)	8,892.8

BK Consolidated

	(in billions of yen)
	As of September 30, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
(1) Total capital ratio (4)/(7)	19.69%	1.57%	18.11%
(2) Tier 1 capital ratio (5)/(7)	17.68%	1.56%	16.11%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.15%	1.35%	13.80%
(4) Total capital	16,828.2	913.1	15,915.0
(5) Tier 1 capital	15,106.7	953.1	14,153.6
(6) Common Equity Tier 1 capital	12,950.1	823.7	12,126.4
(7) Risk weighted assets	85,444.5	(2,388.4)	87,833.0
(8) Required Capital (7)×8%	6,835.5	(191.0)	7,026.6

TB Consolidated

	(in billions of yen)
	As of September 30, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
(1) Total capital ratio (4)/(7)	21.02%	0.59%	20.42%
(2) Tier 1 capital ratio (5)/(7)	17.68%	(0.14)%	17.83%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.84%	(0.71)%	15.56%
(4) Total capital	1,991.4	(130.2)	2,121.6
(5) Tier 1 capital	1,675.4	(176.6)	1,852.1
(6) Common Equity Tier 1 capital	1,406.0	(210.4)	1,616.4
(7) Risk weighted assets	9,472.3	(915.0)	10,387.4
(8) Required Capital (7)×8%	757.7	(73.2)	830.9

BK Non-consolidated

	(in billions of yen)
	As of September 30, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
(1) Total capital ratio (4)/(7)	17.33%	1.03%	16.29%
(2) Tier 1 capital ratio (5)/(7)	15.42%	1.03%	14.38%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.52%	0.74%	11.77%
(4) Total capital	12,539.5	260.4	12,279.1
(5) Tier 1 capital	11,156.4	317.3	10,839.0
(6) Common Equity Tier 1 capital	9,059.2	186.8	8,872.4
(7) Risk weighted assets	72,347.0	(3,016.2)	75,363.3
(8) Required Capital (7)×8%	5,787.7	(241.2)	6,029.0

TB Non-consolidated

	(in billions of yen)
	As of September 30, 2024 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
(1) Total capital ratio (4)/(7)	21.68%	2.64%	19.03%
(2) Tier 1 capital ratio (5)/(7)	18.66%	1.93%	16.72%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.09%	1.38%	14.71%
(4) Total capital	2,259.9	50.2	2,209.6
(5) Tier 1 capital	1,945.2	4.1	1,941.1
(6) Common Equity Tier 1 capital	1,677.7	(29.8)	1,707.6
(7) Risk weighted assets	10,423.8	(1,182.1)	11,605.9
(8) Required Capital (7)×8%	833.9	(94.5)	928.4

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt	290,590	239,004	51,586
Doubtful	1,087,994	1,134,503	(46,509)
Special Attention	543,769	634,023	(90,254)
Accruing loans contractually past due 3 months or more	18,648	26,869	(8,220)
Restructured loans	525,121	607,154	(82,033)
Subtotal (A)	1,922,354	2,007,531	(85,177)
Normal(B)	133,420,782	130,602,373	2,818,408
Total loans (C=A+B)	135,343,136	132,609,905	2,733,231
Non-performing loans ratio (A)/(C)	1.42%	1.51%	(0.09)%
Write-offs	205,078	217,701	(12,622)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2024	Coverage ratio (D)/(A)	As of March 31, 2024	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,434,973	74.64%	1,535,253	76.47%	(100,280)	(1.82)%
General allowance for credit losses	746,118	—	848,536	—	(102,418)	—
Specific allowance for credit losses	674,578	—	665,305	—	9,272	—
Allowance for credit to specific foreign borrowers	14,276	—	21,412	—	(7,135)	—

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
Classified by Geographic Area	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	792,895	813,702	(20,807)
Overseas	1,129,459	1,193,829	(64,370)
Asia	497,932	420,715	77,216
Indonesia	58,976	50,117	8,859
Singapore	740	12,752	(12,012)
Thailand	369,906	280,757	89,149
Other	68,308	77,088	(8,780)
Americas	488,735	601,518	(112,783)
Europe, Middle East and Other	142,791	171,595	(28,803)
Total	1,922,354	2,007,531	(85,177)

	(in millions of yen)
Classified by Industry	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	792,895	813,702	(20,807)
Manufacturing	308,756	283,777	24,979
Construction	6,939	8,226	(1,287)
Wholesale and retail	78,913	87,732	(8,818)
Finance and insurance	12,491	14,109	(1,618)
Real estate, goods rental and leasing	32,155	37,388	(5,233)
Services	64,892	80,749	(15,857)
Other industries	40,836	48,708	(7,872)
Consumer	247,909	253,008	(5,099)
Overseas	1,129,459	1,193,829	(64,370)
Financial institutions	4,389	3,104	1,285
Commercial and industrial	895,259	1,021,074	(125,815)
Other	229,809	169,650	60,159
Total	1,922,354	2,007,531	(85,177)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt	53,004	77,265	(24,261)
Doubtful	846,149	904,052	(57,903)
Special Attention	378,369	478,331	(99,961)
Accruing loans contractually past due 3 months or more	11,011	19,163	(8,151)
Restructured loans	367,358	459,167	(91,809)
Subtotal (A)	1,277,523	1,459,649	(182,126)
Normal(B)	118,893,861	116,726,530	2,167,331
Total loans (C=A+B)	120,171,384	118,186,179	1,985,205
Non-performing loans ratio (A)/(C)	1.06%	1.23%	(0.17)%
Write-offs	169,096	181,926	(12,830)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2024	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	925,690	72.45%	1,042,471	71.41%	(116,781)	1.04%
Allowance for credit losses(D)	551,697	—	609,945	—	(58,247)	—
Collateral, guarantees, etc.(E)	373,992	—	432,525	—	(58,533)	—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	53,004		1,396		51,607		—	100.00%
	[ 77,265	]	[5,358	]	[71,907	]	—	[100.00	%]
Doubtful	846,149		417,499		151,604		—	67.25%
	[904,052	]	[441,031	]	[161,324	]	—	[66.62	%]
Special Attention	378,369		132,802		170,779		—	80.23%
	[478,331	]	[163,555	]	[199,294	]	—	[75.85	%]
Total	1,277,523		551,697		373,992		—	72.45%
	[1,459,649	]	[609,945	]	[432,525	]	—	[71.41	%]

Note: The upper figures are as of September 30, 2024. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
Classified by Geographic Area	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	597,203	621,995	(24,791)
Overseas	680,319	837,654	(157,334)
Asia	69,649	89,421	(19,771)
Indonesia	881	—	881
Singapore	740	12,752	(12,012)
Thailand	—	—	—
Other	68,027	76,669	(8,641)
Americas	488,735	601,518	(112,783)
Europe, Middle East and Other	121,934	146,713	(24,779)
Total	1,277,523	1,459,649	(182,126)

	(in millions of yen)
Classified by Industry	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	597,203	621,995	(24,791)
Manufacturing	307,297	282,469	24,827
Construction	6,863	8,050	(1,187)
Wholesale and retail	76,375	85,689	(9,313)
Finance and insurance	12,469	14,088	(1,618)
Real estate	20,998	22,960	(1,962)
Goods rental and leasing	11,138	14,393	(3,255)
Services	64,741	80,619	(15,878)
Other industries	39,971	47,998	(8,027)
Consumer	57,347	65,724	(8,377)
Overseas	680,319	837,654	(157,334)
Financial institutions	2,550	2,611	(60)
Commercial and industrial	677,676	834,942	(157,266)
Other	91	99	(7)
Total	1,277,523	1,459,649	(182,126)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt	52,965	77,210	(24,245)
Doubtful	845,183	902,706	(57,523)
Special Attention	378,369	478,331	(99,961)
Accruing loans contractually past due 3 months or more	11,011	19,163	(8,151)
Restructured loans	367,358	459,167	(91,809)
Subtotal (A)	1,276,518	1,458,248	(181,730)
Normal(B)	116,430,816	114,178,105	2,252,711
Total loans (C=A+B)	117,707,334	115,636,353	2,070,981
Non-performing loans ratio (A)/(C)	1.08%	1.26%	(0.17)%
Write-offs	169,074	181,894	(12,819)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2024	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	924,685	72.43%	1,041,070	71.39%	(116,384)	1.04%
Allowance for credit losses(D)	551,697	—	609,945	—	(58,247)	—
Collateral, guarantees, etc.(E)	372,987	—	431,124	—	(58,137)	—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	52,965		1,396		51,568		100.00%		100.00%
	[77,210	]	[ 5,358	]	[71,852	]	[100.00	%]	[100.00	%]
Doubtful	845,183		417,499		150,638		60.11%		67.22%
	[902,706	]	[441,031	]	[159,978	]	[59.37	%]	[66.57	%]
Special Attention	378,369		132,802		170,779		63.97%		80.23%
	[478,331	]	[163,555	]	[199,294	]	[58.61	%]	[75.85	%]
Total	1,276,518		551,697		372,987		61.06%		72.43%
	[1,458,248	]	[609,945	]	[431,124	]	[59.38	%]	[71.39	%]

Note: The upper figures are as of September 30, 2024. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
Classified by Geographic Area	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	596,198	620,594	(24,395)
Overseas	680,319	837,654	(157,334)
Asia	69,649	89,421	(19,771)
Indonesia	881	—	881
Singapore	740	12,752	(12,012)
Thailand	—	—	—
Other	68,027	76,669	(8,641)
Americas	488,735	601,518	(112,783)
Europe, Middle East and Other	121,934	146,713	(24,779)
Total	1,276,518	1,458,248	(181,730)

	(in millions of yen)
Classified by Industry	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	596,198	620,594	(24,395)
Manufacturing	307,297	282,469	24,827
Construction	6,863	8,050	(1,187)
Wholesale and retail	76,375	85,689	(9,313)
Finance and insurance	12,469	14,088	(1,618)
Real estate	20,998	22,960	(1,962)
Goods rental and leasing	11,138	14,393	(3,255)
Services	64,741	80,619	(15,878)
Other industries	39,971	47,998	(8,027)
Consumer	56,342	64,323	(7,981)
Overseas	680,319	837,654	(157,334)
Financial institutions	2,550	2,611	(60)
Commercial and industrial	677,676	834,942	(157,266)
Other	91	99	(7)
Total	1,276,518	1,458,248	(181,730)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt	38	54	(16)
Doubtful	965	1,346	(380)
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	1,004	1,401	(396)
Normal(B)	2,460,272	2,545,305	(85,032)
Total loans (C=A+B)	2,461,277	2,546,706	(85,428)
Non-performing loans ratio (A)/(C)	0.04%	0.05%	(0.01)%
Write-offs	21	31	(10)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2024	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1,004	100.00%	1,401	100.00%	(396)	—
Allowance for credit losses(D)	—	—	—	—	—	—
Collateral, guarantees, etc.(E)	1,004	—	1,401	—	(396)	—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	38		—		38		—		100.00%
	[54	]	[—	]	[54	]	[—	]	[100.00	%]
Doubtful	965		—		965		—		100.00%
	[1,346	]	[—	]	[1,346	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	1,004		—		1,004		—		100.00%
	[1,401	]	[—	]	[1,401	]	[—	]	[100.00	%]

Note: The upper figures are as of September 30, 2024. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Geographic Area	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	1,004	1,401	(396)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—
Total	1,004	1,401	(396)

(in millions of yen)
Classified by Industry	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	1,004	1,401	(396)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1,004	1,401	(396)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—
Total	1,004	1,401	(396)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	—	—	—
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	—	—	—
Normal(B)	2,772	3,119	(347)
Total loans (C=A+B)	2,772	3,119	(347)
Non-performing loans ratio (A)/(C)	—	—	—
Write-offs	—	—	—

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of September 30, 2024	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—	—	—	—	—
Allowance for credit losses(D)	—	—	—	—	—	—
Collateral, guarantees, etc.(E)	—	—	—	—	—	—

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Doubtful	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]

Note: The upper figures are as of September 30, 2024. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Industry	As of September 30, 2024	As of March 31, 2024	Increase (Decrease)
Domestic	—	—	—
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	—	—	—
Total	—	—	—

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

<table>
<tr><th colspan="5">Self-Assessment</th><th rowspan="3">Allowance Coverage ratio for unsecured portion</th><th rowspan="3">Loans to Be Disclosed under the Banking Act and the FRA</th></tr>
<tr><th rowspan="2">Category of Borrowers</th><th colspan="4">Classification</th></tr>
<tr><th>Non-Classification</th><th>Classification II</th><th>Classification III</th><th>Classification IV</th></tr>
<tr><td>Bankrupt Borrowers
Substantially Bankrupt Borrowers</td><td colspan="2">【51.6】</td><td>【0.5】</td><td>【0.8】</td><td>100.00 %</td><td>i) Bankrupt or De facto Bankrupt
【53.0】</td></tr>
<tr><td>Potentially Bankrupt Borrowers</td><td colspan="2">【151.6】</td><td>【694.5】</td><td></td><td>60.11 %</td><td>ii) Doubtful
【846.1】</td></tr>
<tr><td>Borrowers Requiring Caution (Special Attention Borrowers)</td><td colspan="2">【378.3】</td><td></td><td></td><td>63.97 %</td><td>iii) Special Attention
【378.3】
Accruing loans contractually past due 3 months or more
【11.0】
Restructured loans
【367.3】</td></tr>
<tr><td>Borrowers Requiring Caution (Other Borrowers)</td><td colspan="2"></td><td></td><td></td><td></td><td rowspan="2">iv) Normal
【118,891.0】</td></tr>
<tr><td>Normal Borrowers</td><td></td><td></td><td></td><td></td><td></td></tr>
</table>

Non-Performing Loans

i) + ii) + iii)

1,277.5

i) + ii) + iii) + iv)

120,168.6

(*)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2023	As of March 31, 2024(A)	As of September 30, 2024(B)	(B) - (A)
Assets newly categorized during fiscal 2021	321,978	110,451	68,032	61,835	(6,196)
Assets newly categorized during fiscal 2022		240,324	114,818	90,618	(24,200)
Assets newly categorized during fiscal 2023			642,712	466,442	(176,269)
Assets newly categorized during fiscal 2024				147,078

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2024
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	4,658	—	—
Reconstructive treatment	25,263	—	—
Upgrade due to reconstructive treatment	—	—	—
Loan sold to secondary market	99,112	—	—
Write-offs	4,432	—	—
Others	95,380	—	—
Collection / Repayment	67,198	—	—
Upgrade	28,181	—	—
Total	228,847	37,446	191,400
Amount in process for disposition	44,654

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2023	As of March 31, 2024(A)	As of September 30, 2024(B)	(B) - (A)
Assets newly categorized during fiscal 2021	635	272	204	105	(98)
Assets newly categorized during fiscal 2022		986	262	121	(141)
Assets newly categorized during fiscal 2023			410	245	(164)
Assets newly categorized during fiscal 2024				180

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2024
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—	—	—
Reconstructive treatment	—	—	—
Upgrade due to reconstructive treatment	—	—	—
Loan sold to secondary market	—	—	—
Write-offs	—	—	—
Others	576	—	—
Collection / Repayment	127	—	—
Upgrade	449	—	—
Total	576	14	561
Amount in process for disposition	81

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9. Loans Classified by Type of Industry

BK and TB Combined including Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	76,370,243	5,027,440	71,342,802
Manufacturing	11,869,276	268,706	11,600,570
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	87,047	(6,140)	93,187
Construction	1,087,738	160,489	927,249
Utilities	2,569,956	(84,948)	2,654,904
Communication and information services	1,358,986	108,163	1,250,823
Transport and postal activities	2,229,530	43,973	2,185,557
Wholesale and retail	6,273,215	(268,410)	6,541,625
Finance and insurance	9,116,938	(438,141)	9,555,080
Real estate	10,971,305	194,195	10,777,110
Goods rental and leasing	2,517,914	(78,951)	2,596,865
Services	3,498,010	762,505	2,735,505
Municipal government	1,548,441	6,160	1,542,281
Other industries (including loans to the Japanese government)	23,241,884	4,359,839	18,882,044

Overseas offices and loans booked at offshore markets	34,055,458	(1,836,917)	35,892,376

Governments	396,927	82,264	314,663
Financial Institutions	13,131,081	(375,957)	13,507,038
Other	20,527,449	(1,543,224)	22,070,674

Total	110,425,702	3,190,523	107,235,179

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated
Loans Classified by Type of Industry
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	74,016,836	5,365,368	68,651,467
Manufacturing	11,867,876	268,706	11,599,170
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	87,047	(6,140)	93,187
Construction	1,087,738	160,489	927,249
Utilities	2,569,956	(84,948)	2,654,904
Communication and information services	1,349,420	107,631	1,241,789
Transport and postal activities	2,214,530	43,973	2,170,557
Wholesale and retail	6,273,215	(268,410)	6,541,625
Finance and insurance	7,771,778	(325,052)	8,096,830
Real estate	10,936,618	188,872	10,747,746
Goods rental and leasing	2,517,914	(78,951)	2,596,865
Services	3,497,493	762,513	2,734,980
Municipal government	1,548,195	6,175	1,542,020
Other industries (including loans to the Japanese government)	22,295,056	4,590,511	17,704,545

Overseas offices and loans booked at offshore markets	32,916,056	(1,877,460)	34,793,516

Governments	396,927	82,264	314,663
Financial Institutions	11,991,705	(416,506)	12,408,212
Other	20,527,423	(1,543,217)	22,070,640

Total	106,932,892	3,487,908	103,444,984

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated
Loans Classified by Type of Industry
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	1,057,573	(63,793)	1,121,366
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	9,566	532	9,034
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	352,466	144,515	207,951
Real estate	9,006	5,477	3,529
Goods rental and leasing	—	—	—
Services	517	(7)	525
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	686,015	(214,310)	900,326

Overseas offices and loans booked at offshore markets	1,139,402	40,542	1,098,859

Governments	—	—	—
Financial Institutions	1,139,376	40,549	1,098,826
Other	25	(7)	33

Total	2,196,975	(23,250)	2,220,225

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts
Loans Classified by Type of Industry
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	1,295,834	(274,134)	1,569,969
Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	15,000	—	15,000
Wholesale and retail	—	—	—
Finance and insurance	992,693	(257,605)	1,250,299
Real estate	25,681	(153)	25,835
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	246	(14)	261
Other industries (including loans to the Japanese government)	260,812	(16,360)	277,173

Overseas offices and loans booked at offshore markets	—	—	—

Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	1,295,834	(274,134)	1,569,969

Mitsubishi UFJ Financial Group, Inc.

10. Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors
BK and TB Combined including Trust Accounts
(1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	14,858,659	(96,072)	14,954,731
Housing loans	14,125,944	(110,306)	14,236,251
Residential purpose	12,492,218	(67,186)	12,559,404
Other	732,714	14,234	718,480
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	41,385,348	365,239	41,020,108
% to total domestic loans	54.19%	(3.30)%	57.49%
BK Non-consolidated
(1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	14,255,255	(60,006)	14,315,262
Housing loans	13,523,002	(74,360)	13,597,362
Residential purpose	11,889,600	(31,261)	11,920,862
Other	732,253	14,354	717,899
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	40,404,594	423,141	39,981,453
% to total domestic loans	54.58%	(3.64)%	58.23%
TB Non-consolidated
(1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	601,040	(35,865)	636,906
Housing loans	600,579	(35,746)	636,325
Residential purpose	600,257	(35,726)	635,984
Other	460	(119)	580
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	739,953	(45,870)	785,824
% to total domestic loans	69.96%	(0.11)%	70.07%
TB Non-consolidated: Trust Accounts
(1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	2,363	(199)	2,563
Housing loans	2,363	(199)	2,563
Residential purpose	2,359	(198)	2,557
Other	—	—	—
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	240,800	(12,030)	252,831
% to total domestic loans	18.58%	2.47%	16.10%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. KS, BDI

	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Americas	13,939,048	(1,628,478)	15,567,526
United States	12,051,216	(1,422,852)	13,474,068
Canada	693,203	(56,145)	749,349
Brazil	395,604	(58,298)	453,903
Mexico	314,723	(17,208)	331,932
Others	484,299	(73,973)	558,272

Asia/Oceania	11,369,380	(732,618)	12,101,999
Australia	1,851,928	126,975	1,724,953
Hong Kong	1,781,309	(290,694)	2,072,004
India	1,496,556	138,285	1,358,270
Singapore	1,403,766	(53,409)	1,457,176
China	1,222,455	(301,374)	1,523,829
Indonesia	943,803	(164,732)	1,108,536
Malaysia	613,893	(127,886)	741,780
Korea	515,167	(86,925)	602,093
Taiwan	477,306	62,133	415,172
New Zealand	370,306	(54,429)	424,736
Philippines	295,984	20,130	275,854
Others	396,900	(691)	397,591

EMEA	8,710,788	(836,060)	9,546,849
United Kingdom	2,121,672	112,412	2,009,259
Netherlands	1,061,672	(72,218)	1,133,891
Germany	672,686	(121,773)	794,459
France	597,050	(134,380)	731,430
Ireland	512,742	70,413	442,328
Luxembourg	449,664	(142,537)	592,202
Italy	237,448	8,390	229,058
Saudi Arabia	232,858	11,484	221,374
Qatar	228,575	(25,987)	254,562
Switzerland	223,874	(10,773)	234,648
Belgium	190,897	45,690	145,207
Turkey	185,498	(18,402)	203,900
Spain	149,032	(53,300)	202,333
United Arab Emirates	131,647	(21,464)	153,111
Mauritius	91,999	(64,853)	156,852
Sweden	70,588	(36,875)	107,463
Russia	70,457	(39,337)	109,794
Others	1,482,420	(342,548)	1,824,968

Total	34,019,217	(3,197,157)	37,216,375

KS and BDI have the following loan balances in the consolidated financial statements.
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
KS	6,517,787	181,526	6,336,261
BDI	1,606,868	190,200	1,416,667

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deposits (ending balance)	210,134,595	(2,679,334)	212,813,930
Deposits (average balance)	214,723,272	4,290,470	210,432,802
Loans (ending balance)	109,129,868	3,464,657	105,665,210
Loans (average balance)	108,691,754	2,449,814	106,241,940
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deposits (ending balance)	196,646,276	(3,418,311)	200,064,588
Deposits (average balance)	200,926,336	2,689,893	198,236,443
Loans (ending balance)	106,932,892	3,487,908	103,444,984
Loans (average balance)	106,509,048	2,571,162	103,937,886
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deposits (ending balance)	13,488,319	738,977	12,749,342
Deposits (average balance)	13,796,935	1,600,576	12,196,358
Loans (ending balance)	2,196,975	(23,250)	2,220,225
Loans (average balance)	2,182,706	(121,347)	2,304,054

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits
BK and TB Combined
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Individuals	93,072,644	346,081	92,726,562
Corporations and others	83,688,923	137,772	83,551,151
Domestic deposits	176,761,568	483,854	176,277,713

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Individuals	87,014,988	252,318	86,762,670
Corporations and others	78,617,423	(465,827)	79,083,251
Domestic deposits	165,632,411	(213,509)	165,845,921

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Individuals	6,057,656	93,763	5,963,892
Corporations and others	5,071,500	603,600	4,467,899
Domestic deposits	11,129,156	697,364	10,431,792

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deferred tax assets	1,088.9	(132.6)	1,221.6
Allowance for credit losses	267.3	(33.4)	300.8
Write-down on investment securities	361.8	4.7	357.0
Unrealized losses on Available-for-sale securities	45.3	(88.4)	133.7
Reserve for retirement benefits	70.3	(4.8)	75.1
Reserve for contingent losses	20.1	(2.2)	22.3
Depreciation and Impairment losses	79.7	(5.2)	85.0
Devaluation on land upon merger	20.1	(0.1)	20.2
Net deferred losses on hedging instruments	380.8	20.1	360.7
Other	225.5	(24.7)	250.3
Valuation allowance	(382.3)	1.6	(384.0)
Deferred tax liabilities	786.0	(169.6)	955.6
Unrealized gains on Available-for-sale securities	547.3	(200.5)	747.9
Revaluation gains on securities upon merger	39.4	(4.9)	44.4
Gains on securities contributed to employees’ retirement benefits trust	42.3	(0.2)	42.6
Other	156.9	36.2	120.6

Net deferred tax assets	302.9	36.9	265.9

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2019	FY2020	FY2021	FY2022	FY2023	Interim FY2024
Net operating profits before provision for general allowance for credit losses	395.2	388.0	374.4	690.4	974.6	685.8
Total credit costs	11.8	(223.3)	(234.0)	(98.5)	(250.2)	19.8
Income before income taxes	(535.9)	205.5	286.1	1,239.5	994.7	963.9
Reconciliation to taxable income	844.6	98.5	343.3	(453.8)	(50.5)	(256.1)
Taxable income	308.7	304.1	629.5	785.7	944.2	707.8

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2024 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deferred tax assets	72.3	(1.0)	73.4
Gains on securities related to employees’ retirement benefits trust	53.2	1.0	52.2
Depreciation and Impairment losses	12.9	2.8	10.1
Write-down on investment securities	8.5	0.8	7.7
Group tax sharing transactions	4.4	(1.8)	6.3
Reserve for contingent losses	1.8	(0.3)	2.1
Net deferred losses on hedging instruments	0.2	0.2	—
Other	18.7	0.4	18.2
Valuation allowance	(27.7)	(4.2)	(23.4)
Deferred tax liabilities	228.5	(34.6)	263.1
Reserve for retirement benefits	126.0	11.6	114.4
Unrealized gains on Available-for-sale securities	86.0	(13.1)	99.2
Net deferred gains on hedging instruments	—	(35.0)	35.0
Other	16.4	1.9	14.4

Net deferred tax assets	(156.2)	33.5	(189.7)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2019	FY2020	FY2021	FY2022	FY2023	Interim FY2024
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	142.3	132.3	176.4	109.1	70.4	119.9
Total credit costs	0.8	0.0	0.1	(0.2)	(0.1)	0.2
Income before income taxes	148.6	129.4	210.6	165.7	75.1	216.6
Reconciliation to taxable income	(39.3)	(26.5)	(37.4)	(46.1)	(17.1)	(102.2)
Taxable income	109.3	102.9	173.1	119.6	57.9	114.3

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Assets:
Cash and due from banks	89,284,902	88,259,382
Call loans	1,266,925	1,275,665
Receivables under resale agreements	1,241,358	1,188,621
Monetary claims bought	4,730,143	4,155,664
Trading assets	6,263,383	6,308,128
Money held in trust	37,178	39,074
Securities	69,957,384	64,917,046
Loans and bills discounted	103,444,984	106,932,892
Foreign exchanges	2,030,007	1,289,220
Other assets	10,604,231	9,138,477
Tangible fixed assets	688,751	671,496
Intangible fixed assets	493,516	491,425
Prepaid pension costs	730,933	777,542
Deferred tax assets	265,948	302,932
Customers’ liabilities for acceptances and guarantees	9,335,180	8,771,061
Allowance for credit losses	(841,518)	(740,520)

Total assets	299,533,310	293,778,114

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Liabilities:
Deposits	200,064,588	196,646,276
Negotiable certificates of deposit	10,912,738	12,416,350
Call money	683,360	416,739
Payables under repurchase agreements	14,790,983	15,664,840
Commercial papers	2,807,589	2,795,179
Trading liabilities	3,355,951	2,710,841
Borrowed money	34,810,924	32,342,019
Foreign exchanges	3,719,588	3,891,992
Bonds payable	1,250,571	1,057,012
Other liabilities	8,105,838	7,542,411
Reserve for bonuses	85,950	48,449
Reserve for bonuses to directors	148	89
Reserve for stocks payment	4,597	3,450
Reserve for retirement benefits	20,421	18,493
Reserve for contingent losses	73,000	65,694
Deferred tax liabilities for land revaluation	82,942	80,544
Acceptances and guarantees	9,335,180	8,771,061

Total liabilities	290,104,373	284,471,444

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,637,579	3,817,801
Revenue reserve	190,044	190,044
Other retained earnings	3,447,534	3,627,756
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	260	260
Other reserve	718,196	718,196
Earned surplus brought forward	2,726,645	2,906,867
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,582,112	8,762,334

Net unrealized gains (losses) on available-for-sale securities	1,499,245	1,243,936
Net deferred gains (losses) on hedging instruments	(814,862)	(860,460)
Land revaluation excess	162,441	160,858

Total valuation and translation adjustments	846,824	544,335

Total net assets	9,428,937	9,306,669

Total liabilities and net assets	299,533,310	293,778,114

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Ordinary income	3,317,956	3,572,670
Interest income	2,444,083	2,588,190
Interest on loans and bills discounted	1,476,329	1,515,370
Interest and dividends on securities	486,495	575,220
Fees and commissions	382,028	400,157
Trading income	68,368	34,346
Other operating income	268,181	230,823
Other ordinary income	155,294	319,153
Ordinary expenses	2,592,418	2,612,876
Interest expenses	1,632,621	1,780,905
Interest on deposits	787,522	880,284
Fees and commissions	74,938	80,963
Trading expenses	1,804	2,150
Other operating expenses	112,206	48,678
General and administrative expenses	663,478	632,399
Other ordinary expenses	107,369	67,779

Ordinary profits	725,537	959,794

Extraordinary gains	15,637	8,168
Extraordinary losses	17,413	3,965

Income before income taxes	723,761	963,997

Income taxes - current	121,227	155,314
Income taxes - deferred	17,431	93,929

Total taxes	138,658	249,243

Net income	585,102	714,753

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Assets:
Cash and due from banks	13,589,516	13,797,679
Call loans	320,000	570,000
Receivables under resale agreements	81,636	99,910
Receivables under securities borrowing transactions	151,538	114,393
Monetary claims bought	15	15
Trading assets	70,459	63,702
Money held in trust	14,824	13,967
Securities	16,050,790	14,764,441
Loans and bills discounted	2,220,225	2,196,975
Foreign exchanges	281,805	224,195
Other assets	2,124,530	1,491,731
Tangible fixed assets	125,067	111,393
Intangible fixed assets	91,078	93,924
Prepaid pension costs	492,768	530,779
Customers’ liabilities for acceptances and guarantees	39,201	34,376
Allowance for credit losses	(966)	(1,097)

Total assets	35,652,492	34,106,388

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Liabilities:
Deposits	12,749,342	13,488,319
Negotiable certificates of deposit	5,385,777	4,852,366
Call money	1,493,171	2,198,956
Payables under repurchase agreements	6,191,612	5,563,260
Payables under securities lending transactions	—	7,208
Commercial papers	234,941	239,381
Trading liabilities	218,314	200,310
Borrowed money	2,087,312	1,678,686
Foreign exchanges	367,658	514,438
Short-term bonds payable	230,987	230,890
Bonds payable	30,000	30,000
Due to trust accounts	3,199,300	1,704,014
Other liabilities	1,038,897	1,049,541
Reserve for bonuses	5,571	5,499
Reserve for bonuses to directors	102	58
Reserve for stocks payment	3,891	3,060
Reserve for contingent losses	7,100	5,932
Deferred tax liabilities	189,776	156,232
Deferred tax liabilities for land revaluation	3,689	3,689
Acceptances and guarantees	39,201	34,376

Total liabilities	33,476,650	31,966,225

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,358,924	1,436,781
Revenue reserve	73,714	73,714
Other retained earnings	1,285,210	1,363,067
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	281	281
Other reserve	138,495	138,495
Earned surplus brought forward	1,145,723	1,223,581
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,839,173	1,917,031

Net unrealized gains (losses) on available-for-sale securities	250,557	218,789
Net deferred gains (losses) on hedging instruments	85,588	3,816
Land revaluation excess	523	525

Total valuation and translation adjustments	336,668	223,131

Total net assets	2,175,842	2,140,162

Total liabilities and net assets	35,652,492	34,106,388

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Ordinary income	717,169	834,449
Trust fees	58,464	61,807
Interest income	485,490	541,179
Interest on loans and bills discounted	34,401	45,191
Interest and dividends on securities	352,516	382,757
Fees and commissions	69,585	81,600
Trading income	19	436
Other operating income	75,292	38,753
Other ordinary income	28,318	110,672
Ordinary expenses	647,048	602,538
Interest expenses	410,606	443,344
Interest on deposits	47,721	60,290
Fees and commissions	26,343	28,263
Trading expenses	46,749	—
Other operating expenses	36,624	29,990
General and administrative expenses	105,632	94,737
Other ordinary expenses	21,091	6,202

Ordinary profits	70,121	231,911

Extraordinary gains	1,006	616
Extraordinary losses	2,353	15,884

Income before income taxes	68,773	216,643

Income taxes - current	19,639	36,292
Income taxes - deferred	(2,255)	14,899

Total taxes	17,384	51,192

Net income	51,389	165,450

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Assets:
Loans and bills discounted	1,569,969	1,295,834
Securities	80,134,164	79,345,484
Beneficiary rights to the trust	145,116,404	165,092,352
Securities held in custody accounts	3,886,180	3,848,951
Monetary claims	34,138,163	36,172,835
Tangible fixed assets	22,750,084	23,725,850
Intangible fixed assets	186,122	208,228
Other claims	3,312,930	3,528,590
Call loans	4,455,397	5,506,491
Due from banking account	6,170,680	4,357,530
Cash and due from banks	6,181,323	7,102,904

Total	307,901,420	330,185,053

Liabilities:
Money trusts	37,371,516	36,364,765
Pension trusts	12,760,480	12,445,013
Property formation benefit trusts	5,738	5,238
Investment trusts	145,025,458	163,845,137
Money entrusted other than money trusts	7,167,100	6,866,252
Securities trusts	6,145,365	6,242,743
Monetary claim trusts	29,767,810	30,914,861
Equipment trusts	226,799	304,751
Land and fixtures trusts	18,425	18,396
Composite trusts	69,412,725	73,177,894

Total	307,901,420	330,185,053

Note:	1. The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
2. Trust assets and liabilities under a declaration of trust excluded from above table are 26,247 millions of yen as of March 31, 2024 and 33,861 millions of yen as of September 30, 2024.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Assets:
Loans and bills discounted	3,119	2,772
Other	3,289,438	1,881,671

Total	3,292,557	1,884,443

Liabilities:
Principal	3,292,449	1,884,244
Allowance for bad debts	9	8
Other	99	190

Total	3,292,557	1,884,443

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2024	As of September 30, 2024
Total funds	68,272,855	67,155,703

Deposits	12,749,342	13,488,319
Negotiable certificates of deposit	5,385,777	4,852,366
Money trusts	37,371,516	36,364,765
Pension trusts	12,760,480	12,445,013
Property formation benefit trusts	5,738	5,238

Loans and bills discounted	3,790,194	3,492,809

Banking account	2,220,225	2,196,975
Trust account	1,569,969	1,295,834

Investment securities	96,184,954	94,109,926

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.